                                                    ---------------------------
                                                         OMB APPROVAL
                                                    OMB Number:     3235-0116
                                                    Expires:       July 31, 2008
                                                    Estimated average burden
                                                    hours per response.....6.20
                                                    ---------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005.

Commission File Number 001-15244
                      -------------

    CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

PARADEPLATZ 8, P.O. BOX 1, CH - 8070 ZURICH, SWITZERLAND
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|  Form 40-F | |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | | No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                     .
   ---------------------

[GRAPHIC]                                      Media Relations

                                               Credit Suisse GROUP
                                               P.O. Box 1
                                               CH-8070 Zurich
                                               www.credit-suisse.com


                                               Telephone     +41 844 33 88 44
                                               Telefax       +41 44 333 88 77
                                               media.relations@credit-suisse.com




THE INDEPENDENT ACTUARY PRESENTS DRAFT REPORTS IN FAVOR OF WINTERTHUR REGARDING THE DISPUTE BETWEEN XL INSURANCE (BERMUDA) LIMITED AND WINTERTHUR SWISS INSURANCE COMPANY. FINAL REPORTS EXPECTED FOR DECEMBER 5.

Zurich, November 24, 2005 - CREDIT SUISSE GROUP TODAY ANNOUNCED THAT THE INDEPENDENT ACTUARY DESIGNATED IN THE SALE AND PURCHASE AGREEMENT (SPA) BETWEEN XL INSURANCE (BERMUDA) LIMITED ("XL") AND WINTERTHUR SWISS INSURANCE COMPANY ("WINTERTHUR") REGARDING THE SALE OF WINTERTHUR INTERNATIONAL IN 2001 HAS RELEASED A DRAFT REPORT REGARDING THE ESTIMATE OF THE SEASONED NET RESERVES AMOUNT. ACCORDING TO THE REPORT, THE INDEPENDENT ACTUARY'S DRAFT CONCLUSION OF RESERVE LIABILITY IS CLOSER TO THE ESTIMATE SUBMITTED BY WINTERTHUR. THAT AMOUNT, ALREADY PROVIDED FOR IN THE WINTERTHUR ACCOUNTS, IS EXPECTED TO BECOME THE RELEVANT SEASONED NET RESERVES AMOUNT PAYABLE TO XL.

In a related determination regarding the seasoning of premiums received by XL, the Independent Actuary has also arrived at a draft conclusion closer to Winterthur's estimate which, when issued in a Final Report, will result in a USD 9 Mio payment to Winterthur from XL. The Independent Actuary has reserved the right to adjust the relevant calculations in the Draft Reports for "manifest errors" which might be discovered in the calculations before the Final Reports are issued on December 5, a common step in actuarial work. No new data can be introduced in this period, and actuarial and other judgments will not be revisited. The Independent Actuary's team has worked with the two parties on these issues for seven months, and the Draft Reports comprehensively address all issues raised by XL and Winterthur. Once the Final Reports are released by the Independent Actuary, the so-called Seasoning Process can be considered completed.

Winterthur participated with XL, in accordance with the terms of the SPA, in a review of any adverse development of loss and unearned premium reserves during a three-year post-completion seasoning period. This period expired on June 30, 2004. The provisions recorded by Winterthur on September 30, 2005, for this sale-related contingency, net of pre-payments to and risks retained by XL, amounted to USD 541 million (USD 550 million minus USD 9 million) plus interest accrued between June 30, 2004 and September 2005. The final payment to XL will include further interest up to settlement date and a USD 6 million increase agreed by the parties in the fourth quarter 2005.

ENQUIRIES
Credit Suisse Group, Media Relations               Telephone    +41 844 33 88 44
Credit Suisse Group, Investor Relations            Telephone    +41 44 333 31 69

CREDIT SUISSE GROUP
Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 62,000 staff worldwide. As of September 30, 2005, it reported assets under management of CHF 1,404.6 billion.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                         CREDIT SUISSE GROUP
                                         ------------------------------
                                                 (Registrant)

 Date November 28, 2005                  By /s/ URS ROHNER
      -----------------                     ---------------------------
                                                  General Counsel

                                            /s/ Charles Naylor
                                                Head of Corporate Communications

----------------------
* Print the name and title under the signature of the signing officer.

               PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1815 (09-05)